DIGATRADE FINANCIAL CORP
1500 West Georgia Street, Suite 1300
Vancouver, British Columbia V6G-2Z6
Telephone: 604-200-0071 Fax: 604-200-0072

info@digatrade.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting (the “Meeting”) of the shareholders of DIGATRADE FINANCIAL CORP (the “Company”) will be held on February 22, 2017, at 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, at the hour of 10:00 a.m. (Pacific Time) for the following purposes:

1.	Re-elect Brad Moynes, Tyrone Docherty and Paul Heney as the directors of the Company to hold office until the Company’s next annual general meeting of shareholders, or until their earlier resignation or removal;
2.	Appoint Watson, Dauphinee & Musuch, Chartered Accountants, as the Company’s auditors until the Company’s next annual general meeting of shareholders or such firm resigns or is removed from office as provided by law, and;
3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

This Notice of the Annual General Meeting is accompanied by the Information Circular and a form of proxy. The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of the Meeting.

The Company’s board of directors has fixed by resolution January 23, 2017 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit or submit your form of proxy with the Company at their offices located at 1500 West Georgia Street, Suite 1300, Vancouver, BC Canada V6G-2Z6 by 10:00 AM on February 20, 2017 (Pacific Standard Time), or at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof. Alternatively, you may contact the Company for online voting instructions, or follow the online and telephone voting instructions accompanying this Notice of Meeting and on the Proxy.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (an “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, February 7, 2017

ON BEHALF OF THE BOARD OF DIRECTORS

DIGATRADE FINANCIAL CORP